November 18, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Ruairi Regan

Re:	Aequi Acquisition Corp.
Registration Statement on Form S-1
Filed October 6, 2020, as amended
File No. 333-249337

Dear Mr. Regan:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Aequi Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on November 19, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 425 electronic copies of the Preliminary Prospectus are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature page follows]

Very truly yours,

RBC CAPITAL MARKETS, LLC
as Representative of the Several Underwriters

RBC CAPITAL MARKETS, LLC

By:	/s/ Michael Ventura
	Name:	Michael Ventura
	Title:	Managing Director, ECM

[Signature Page to Underwriters’ Acceleration Request]